602071264

ARTICLES OF AMENDMENT
OF
COMMAND CENTER, INC.

FILED
SECRETARY OF STATE
MAR 3 0 2006
STATE OF WASHINGTON

03/30/2006 814989
$50.00 Check #18268
Tracking ID: 1076883
Doc No: 814989-001

Pursuant to the provisions of the Washington Business Corporation Act, Chapter 23B.10 RCW, the following Articles of Amendment to Articles of Incorporation are submitted for filing.

ARTICLE I

The name of this corporation is Command Center, Inc. (the "Corporation").

ARTICLE II

The amendments to the Articles of Incorporation as adopted are as follows: Article IV of the Articles of Incorporation is amended to create a series of Preferred Stock to be designated as Series A Preferred Stock. The text of Article IV as amended is set forth below:

ARTICLE IV
Authorized Capital Stock

The authorized capital stock of the corporation shall consist of two classes of stock, designated as Common Stock and Preferred Stock.

The total number of shares of Common Stock that the corporation will have authority to issue is One Hundred Million (100,000,000). The shares shall have a par value of $0.001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in the preference.

The total number of shares of Preferred Stock that the corporation will have authority to issue is Five Million (5,000,000). The Preferred Stock hall have a stated value of $0.001 per share. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

First Series of Preferred Stock

The designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, with respect to the first series of Preferred Stock are as follows:

1. **Designation.** The first series of the Preferred Stock of the Corporation authorized by the Articles of Incorporation, as amended, will be designated as Series A Preferred Stock (the "Series A Preferred Stock).

2. **Number of Shares.** 40,000 shares of the authorized but previously unissued shares of Preferred Stock will be designated as Series A Preferred Stock.

3. **Par Value.** The Series A Preferred Stock will have a par value of $100 per share.

4. **Cumulative Dividend Rate.** The annual dividend rate for the Series A Preferred Stock will be Five Percent (5%) per annum, and the date from which such dividends shall be cumulative will be the date of issuance of such shares. The dividend shall be computed on the basis of the par value of such shares. Dividends shall be paid at such times as Command Center, Inc. may legally pay dividends and in such amounts as may be declared by the Board of Directors of Command Center, Inc.

5. **Voting Rights.** This series of preferred stock shall have one vote per share of Series A Preferred Stock held, and shall be entitled to vote at elections of directors and on other matters submitted to the shareholders of the Company. In matters requiring class voting, the holders of the outstanding Series A Preferred Stock shall vote as a class.

6. **Redemption.** The Series A Preferred Stock may be redeemed by the Company at any time after April 1, 2007, at $100.00 per share plus any accumulated but unpaid dividends. Upon a call for redemption, the holders of the Series A Preferred Stock will have a period of thirty days in which to elect to convert the shares to common stock as provided in the conversion privilege granted herein.

7. **Conversion.** The Preferred Stock, Series A may be converted into common stock at any time after purchase at a conversion ratio of 20 shares of common stock for each share of preferred stock converted, provided conversion occurs within twelve months of the purchase date. If Conversion occurs after the end of the twelfth month following the purchase date, the conversion ratio shall be reduced by 3% each year thereafter. For instance, the conversion ratio in year two will be 19.417 (20 ÷ 1.03). This conversion calculation results in a common stock equivalent price of $5.00 per share in year one increasing by 3% per year thereafter until converted. The Board of

Directors may designate the procedures for conversion by resolution after the creation of the Series A Preferred Stock. In order to convert the Series A Preferred Stock into common stock, the Shareholder shall surrender, at the principal office of the Company, the Certificate(s) representing the Series A Preferred Stock duly endorsed to the Company and give written notice to the Company that the Shareholder elects to convert the Series A Preferred Stock. The conversion right in respect to the Series A Preferred Stock shall be deemed to have been exercised upon receipt by the Company of the Series A Preferred Stock Certificate(s) so endorsed and accompanied by such written notice. As of such receipt, the Shareholder shall be treated for all purposes as the record holder of the common stock into which the Series A Preferred Stock is convertible. Within a reasonable time thereafter, the Company shall issue and deliver to the Shareholder certificates representing the number of shares of common stock into which the Series A Preferred Stock has been converted. Thereupon, the Series A Preferred Stock shall be deemed to be satisfied and discharged, and the shares of common stock into which the Series A Preferred Stock shall be so converted shall be fully paid and non-assessable. Each certificate representing the shares of common stock into which the Series A Preferred Stock has been converted shall bear the restrictive legend.

8. Anti-Dilution. The Series A Preferred Stock is convertible at the rate set forth in Paragraph 6 above. This equates to an initial common stock equivalent price of $5.00 per share in the first year after purchase. In the event Command Center changes its capitalization through a forward stock split or other issuance of Common Stock that would have the effect of increasing the number of common shares outstanding without a corresponding payment in an amount at least equal to $5.00 per share in the first year after purchase, then the Shareholder holding the Series A Preferred Stock shall be entitled to an equitable adjustment in the conversion price so that the Shareholder receives the benefit of the negotiated conversion price in year one. In the succeeding years, the common stock equivalent price of $5.00 per share shall be increased 3% per year and these anti-dilution provisions shall apply in any given year to the increased common stock equivalent price then applicable as provided in Paragraph 6.

9. Liquidation Preference. If the corporation is liquidated, dissolved, or wound up, whether voluntarily or involuntarily, the holders of shares of Preferred Stock will be entitled to receive, as a preferential liquidation distribution, $100.00 per share for each share of Series A Preferred Stock held, plus any accumulated but unpaid dividends.

10. **Sinking Fund. No sinking fund will be established for the redemption of the Series A Preferred Stock.**

11. **Registration Rights. The Series A Preferred Stock has not been registered and constitutes "restricted securities" as that term is defined in Rule 144 adopted under the United States Securities Act of 1933, as amended. No registration rights are granted in connection with the issuance of the Series A Preferred Stock or the Common Stock issuable on conversion of the Preferred Stock.**

ARTICLE III

The amendment provides for no exchange, classification, or cancellation of issued shares.

ARTICLE IV

The amendments were adopted on March 27, 2006.

ARTICLE V

Shareholder action on the amendments was not required. The amendments were duly adopted by the Board of Directors by unanimous resolution without shareholder action.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed on this 27th day of March, 2006.

COMMAND CENTER, INC.

By: [signature]

Name: Brad E. Herr

Title: Secretary